NO ACT

1G
2-17-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005116

DIVISION OF
CORPORATION FINANCE

February 17, 2015

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-17-15

Brett Cooper
Orrick, Herrington & Sutcliffe LLP
bcooper@orrick.com

Re: The Gap, Inc.

Dear Mr. Cooper:

This is in regard to your letter dated February 17, 2015 concerning the shareholder proposal submitted by the Sisters of St. Francis of Assisi for inclusion in The Gap's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that The Gap therefore withdraws its January 16, 2015 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Sr. Kathleen Kreie
Sisters of St. Francis of Assisi
kathykreie@hotmail.com



ORRICK, HERRINGTON & SUTCLIFFE LLP
THE ORRICK BUILDING
405 HOWARD STREET
SAN FRANCISCO, CALIFORNIA 94105-2669

tel +1-415-773-5700
fax +1-415-773-5759
WWW.ORRICK.COM

February 17, 2015

Brett Cooper
(415) 773-5918
bcooper@orrick.com

VIA E-MAIL (SHAREHOLDERPROPOSALS@SEC.GOV)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: The Gap, Inc. Shareholder Proposal of the Sisters of St. Francis of Assisi

Dear Ladies and Gentlemen:

By letter dated January 16, 2015 (the "**No-Action Request Letter**"), we requested on behalf of our client, The Gap, Inc. (the "**Company**"), that the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission concur that the Company could exclude from its proxy statement and form of proxy for its 2015 Annual Meeting of Shareholders a stockholder proposal and its accompanying supporting statement dated December 8, 2014 (collectively, the "**Proposal**") submitted by Sr. Kathleen Kreie, OSF, Corporate Responsibility Agent ("**Sr. Kreie**"), on behalf of the Sisters of St. Francis of Assisi (collectively, with Sr. Kreie, the "**Proponents**").

Attached hereto as Annex A is an email from Sr. Kreie, received by the Company on February 16, 2015, whereby Sr. Kreie states that she withdraws the Proposal. Since the Proponents have withdrawn the Proposal, on behalf of the Company we hereby withdraw the No-Action Request Letter.

If we can be of assistance in this matter, please do not hesitate to contact me at (415) 773-5918.

Very truly yours,

Brett Cooper

Brett Cooper

Enclosures

cc: Sr. Kathleen Kreie, OSF, Sisters of St. Francis of Assisi
3221 S. Lake Dr.

OHSUSA:761199204.1



Milwaukee WI 53235
414-412-2983
kathykreie@hotmail.com

Michelle Banks, The Gap, Inc.

Annex A

Withdrawal of Proposal

See Attached.

Paul Adams

From: kathy krele <kathykreie@hotmail com>
Sent: Monday, February 16, 2015 12:43 PM
To: Paul Adams
Subject: Resolution Withdrawal

I appreciate your communication to us in response to our shareholder resolution filed on 12/08/2014. The Gap has shown that it is committed to bring its own moral compass to the issue of better pay for its workers in its stores. In the hope that this will continue, as well as our communications on this issue, I hereby withdraw the above pay disparity resolution.

Please let me know that you received this e-mail. I look forward to talking to you in the future.
Sr. Kathy Kreie
Sr. of St. Francis of Assisi



ORRICK, HERRINGTON & SUTCLIFFE LLP
THE ORRICK BUILDING
405 HOWARD STREET
SAN FRANCISCO, CALIFORNIA 94105-2669

tel +1-415-773-5700
fax +1-415-773-5759

WWW.ORRICK.COM

Brett Cooper
(415) 773-5918
bcooper@orrick.com

January 16, 2015

VIA E-MAIL (SHAREHOLDERPROPOSALS@SEC.GOV)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Intention to Omit The Gap, Inc. Shareholder Proposal of the Sisters of St. Francis of Assisi

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client The Gap, Inc., a Delaware corporation (the "**Company**"), which requests confirmation that the staff (the "**Staff**") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "**Commission**") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), the Company omits the enclosed shareholder proposal (the "**Proposal**") and supporting statement (the "**Supporting Statement**") submitted by Sr. Kathleen Kreie, OSF, Corporate Responsibility Agent ("**Sr. Kreie**"), on behalf of the Sisters of St. Francis of Assisi (collectively, with Sr. Kreie, the "**Proponents**") from the Company's proxy materials for its 2015 Annual Meeting of Shareholders (the "**2015 Proxy Materials**").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than 80 calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.[1]

[1] Accordingly, we are taking this opportunity to inform the Proponents that if they elect to submit additional correspondence to the Commission or the Staff with respect to the Proposal, they should furnish a copy of that correspondence concurrently to the undersigned on behalf of the Company under Rule 14a-8(k) and *Staff Bulletin No. 14D* (November 7, 2008) ("**SLB 14D**").



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Pursuant to Section C of *SLB 14D*, because this letter is being emailed to the Commission at shareholderproposals@sec.gov, the Company is not enclosing six copies as is ordinarily required by Rule 14a-8(j).

I. SUMMARY OF THE PROPOSAL

On December 9, 2014, the Company received the Proposal and Supporting Statement from the Proponents. The Proposal includes the following resolution:

> RESOLVED: shareholders request Gap Inc. [*sic*] Board's Compensation Committee initiate a review of our company's executive compensation policies and make available upon request a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) A comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.

The full text of the Proposal, together with the Supporting Statement, the associated cover letter and other supporting documentation (received December 9, 2014) is attached as Exhibit A to this letter.

II. EXCLUSION OF THE PROPOSAL

A. Basis for Exclusion of the Proposal

In accordance with Rule 14a-8, we request that the Staff confirm that no enforcement action will be recommended against the Company if the Proposal and the Supporting Statement are omitted from the 2015 Proxy Materials for the following, separately sufficient, reasons:

- Rules 14a-8(b) and 14a-8(f)(1), because the Proponents did not provide the proof of ownership required to be eligible to submit such proposal;

- Rule 14a-8(i)(10), because the Proposal has been substantially implemented as contemplated by the 2015 Proxy Materials' Compensation Discussion & Analysis section ("**CD&A**") as well as the pay ratio disclosure that will be required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "**Dodd-Frank Act**");



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- Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations (compensation of employees generally); and

- Rule 14a-8(i)(3), because the Proposal is misleading in violation of Rule 14a-9.

We note, preliminarily, that the language of the Proposal appears to differ from prior similar no-action letter submissions under Rule 14a-8(j) to which the Staff has denied no-action relief. Specifically, the resolution included in the Proposal "requests" a report on the Company's executive compensation practices, but only "suggests" certain specific topics for inclusion in that report. By contrast, the resolutions generally included in prior similar requests have specifically requested that the report address certain issues related to a comparison of senior executive and other employee pay levels. *See, e.g., Comcast Corporation SEC No-Action Letter* (Jan. 29, 2010); *The Goldman Sachs Group, Inc. SEC No-Action Letter* (Mar. 11, 2010); and *Wal-Mart Stores, Inc. SEC No-Action Letter* (Mar. 1, 2006). We believe that the different approach of the Proposal is material.

B. The Proposal May Be Excluded in Reliance on Rule 14a-8(b) and 14a-8(f)(1), Because Proponents did not Provide the Proof of Ownership Required to be Eligible to Submit such Proposal

The Commission has long held that in order to utilize Rule 14a-8, the proponent of a shareholder proposal must be a security holder of the company to which the proponent intends to submit the proposal. Rule 14a-8(b)(1) requires a proponent to "have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year." When the shareholder is not a record holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do pursuant to Rule 14a-8(b)(2)(i) by submitting a written statement from the record holder of the securities verifying that the shareholder has owned the requisite amount of securities continuously for one year as of *the date the shareholder submits the proposal. See, Staff Legal Bulletin No. 14* (July 13, 2001) and Section C of *Staff Legal Bulletin No. 14F* (Oct. 18, 2011) ("**SLB 14F**"). The Proposal was not accompanied by any proof of ownership as required by Rule 14a-8(b)(2)(i), but stated that verification of ownership would be delivered to the Company and that it would be dated December 8, 2014.

1. Failure to Meet Requirements of Rule 14a-8(f)(1). Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal from a company's proxy materials if the shareholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, provided that the company, within 14 days of receipt of the proposal, notified the proponent of the eligibility or procedural deficiencies and the proponent failed to correct those deficiencies within 14 days of receipt of that notice. Any response to such a deficiency notice "must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's



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notification." Rule 14a-8(f)(1). The Company has confirmed with its transfer agent that the Proponents are not shareholders of record. Because the Company can confirm only whether Proponents are shareholders of record, and because the Proponents had provided no proof of their beneficial ownership of Company shares, the Company delivered timely notice of that deficiency to Sr. Kreie, as the designated agent of the Proponents, under Rule 14a-8(f)(1) via overnight courier on December 23, 2014 (the "**Deficiency Notice**"). *See*, Exhibit B. In addition, on December 19, 2014, a representative of the Company spoke to Sr. Kreie and notified her that the Company had not received the required proof of ownership and such a deficiency letter would be sent.

As of January 8, 2015, 16 days after the Deficiency Notice was delivered to the Proponents, the Company had still not received any proof of ownership from the Proponents. On Friday, January 9, 2015, the Company received an email from the Proponents with an attached letter from Proponents custodian, dated December 19, 2014 (the "**Deficiency Reply**") and was told that the Deficiency Reply had been mailed to the Company on December 19, 2014. (*See*, Exhibit C for cover email and attached Deficiency Reply.) On January 9, 2015, a representative of the Company requested of Sr. Kreie by email that some form of tracking or delivery confirmation be provided since the Company never received the Deficiency Reply at its corporate address as indicated in the Deficiency Notice, and to date no such information has been provided in response. (*See*, Exhibit D for request for tracking information.) The Proponents thus failed to correct the deficiency on behalf of the Proponents within 14 days of receipt of the Deficiency Notice, as they did not provide any evidence of the Proponents' ownership within the time required by 14a-8(f)(1).

As noted above, the Company received the Proposal on December 9, 2014 and on December 23, 2014, within 14 days of its receipt of the Proposal, the Company gave notice to Sr. Kreie in her capacity as agent for the Proponents advising her of the deficiency. As of January 8, 2015, 16 days after delivery of the Deficiency Notice, the Proponents had not provided written support demonstrating that the Proponents continuously held at least $2,000 in market value, or 1%, of the Company's shares entitled to be voted on the Proposal at the 2015 annual meeting for at least one year by the date on which the Proposal was submitted. When a company has provided sufficient notice to a shareholder of procedural or eligibility deficiencies under Rule 14a-8(f)(1) and those deficiencies have not been timely cured, the Staff has consistently permitted companies to omit shareholder proposals pursuant to paragraphs (b) and (f) of Rule 14a-8. *See, e.g., Hewlett-Packard Co. SEC No-Action Letter* (July 28, 2010) (concurring with the exclusion of a deficient shareholder proposal that the shareholder failed to cure in his response to the company's notice of deficiency under Rule 14a-8(b)).

2. Failure to Meet Requirements of Rule 14a-8(b)(2). Furthermore, the tardy Deficiency Reply provided to the Company on behalf of the Proponents electronically on January 9, 2015 still failed to meet the requirements of Rule 14a-8(b)(2). Rule 14a-8(b)(2)(i) states that a proponent may show proof of eligibility by (among other requirements) submitting "a written



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statement from the 'record' holder of your securities (usually a broker or bank) verifying that, *at the time you submitted your proposal*, you continuously held the securities for at least one year." (Italics are ours.) In addition, the Deficiency Notice specifically requested that the Proponents provide verification of continuous ownership of the requisite amount of the Company's stock "for at least one year prior to and including the date of the Letter (December 8, 2014)" and included a copy of Rule 14a-8(b).

The cover letter accompanying the Proposal was dated as of December 8, 2014. The Deficiency Reply transmitted electronically to the Company on January 9, 2015 noted that the Proponents "have continuously held for one year 1,013 shares of GAP Inc common stock since December 19, 2014 [*sic*]." It is unclear whether the Deficiency Reply was intended to verify continuous ownership (i) since December 19, 2013 (rather than December 19, 2014), or (ii) "as of" December 19, 2014 (rather than "since" December 19, 2014). However, in either instance the Deficiency Reply failed to cover the one-year period before the date of the Proposal (December 8, 2014), as required by Rule 14a-8(b) and SLB 14F and as explicitly requested in the Deficiency Notice. Instead, the Deficiency Reply appears to verify that the Proponents have held Company stock for a one-year period beginning December 19, 2013, a period of time that falls 11 calendar days short of the required ownership period beginning December 8, 2013.

On numerous occasions, the Staff has permitted companies to omit shareholder proposals pursuant to paragraphs (b) and (f) of Rule 14a-8 when the evidence of ownership submitted by a proponent covers a period of time that falls short of the required one-year period prior to the submission of the proposal. See, *Deere & Company SEC No-Action Letter* (November 16, 2011); *Verizon Communications Inc. SEC No-Action Letter* (January 12, 2011); *General Electric Co. SEC No-Action Letter* (October 7, 2010); *Hewlett-Packard Co. SEC No-Action Letter* (July 28, 2010); and *International Business Machines Corp. SEC No-Action Letter* (December 7, 2007).

Accordingly, the Company may properly exclude the Proposal from its 2015 Proxy Materials in reliance on paragraphs (b) and (f) of Rule 14a-8.

C. The Proposal May Be Excluded in Reliance on Rule 14a-8(i)(10) Because the Proposal has been Substantially Implemented as Contemplated by the 2015 Proxy Materials' CD&A Section as well as the Pay Ratio Disclosure that will be Required by Section 953(b) of the Dodd-Frank Act

Rule 14a-8(i)(10) permits a company to exclude a proposal from its proxy materials if the company "has already substantially implemented the proposal." In 1983, the Commission adopted the current interpretation of the exclusion, noting that, for a proposal to be omitted as moot under this rule, it need not be implemented in full or precisely as presented. "In the past, the Staff has permitted the exclusion of proposals under Rule 14a-8(c)(10) [the predecessor provision to Rule



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14a-8(i)(10)] only in those cases where the action requested by the proposal has been fully effected. The Commission proposed an interpretative change to permit the omission of proposals that have been 'substantially implemented by the issuer.' While the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." *Exchange Act Release No. 34-20091* (Aug. 16, 1983) ("**Rel. 34-20091**"). The 1998 amendments to the proxy rules reaffirmed this position. *Exchange Act Release No. 34-40018* (May 21, 1998) (the "**1998 Release**") at n.30 and accompanying text.

Applying the "substantially implemented" standard, the Commission stated that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc. SEC No-Action Letter* (Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. Rule 14a-8(i)(10) permits exclusion of a proposal when a company has already substantially implemented the essential objective of the proposal, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the proponent. Differences between a company's actions and a proposal are permitted so long as the company's actions satisfactorily address the proposal's essential objective. *See, Rel. 34-20091*.

The Staff consistently takes the position that a company need not comply with every detail of a proposal or implement every aspect of a proposal in order to make a determination that the proposal has been substantially implemented and, therefore, can be excluded under Rule 14a-8(i)(10). *See, Symantec Corporation SEC No-Action Letter* (June 3, 2010); *Bank of America Corp. SEC No-Action Letter* (Jan. 14, 2008); *AutoNation Inc. SEC No-Action Letter* (Feb. 10, 2004); and *AMR Corporation SEC No-Action Letter* (Apr. 17, 2000). In each of these letters, the Staff concurred that a company may omit a shareholder proposal from its proxy materials under Rule 14a-8(i)(10) where the proposal was not implemented exactly as proposed.

In this case, the Proposal calls for the Company to "initiate a review of [its] executive compensation policies and make available upon request a summary report of that review..." We believe the CD&A offers precisely the review of the Company's executive compensation policies that the Proposal specifically requests. The CD&A explains the Company's compensation decision-making process and provides the necessary quantitative data to enable readers to analyze multi-year trends. Moreover, since the Company has adopted a policy of providing for annual say-on-pay advisory votes, the CD&A is subjected to the increased scrutiny of shareholders every year, and while this vote is non-binding, the Company's board of directors and its Compensation and Management Development Committee reviews and considers the voting results when evaluating its executive compensation program. Item 402 of Regulation S-K requires that the CD&A "explain all



material elements" of the Company's compensation policies for its most senior executives. The Proposal's separate suggestion that this summary report include "[a] comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States" is just that – a suggestion that is not required by the terms of the Proposal. Because the Proposal does not require such a ratio to be included in the report, the lack of the ratio in the CD&A does not suggest that the CD&A does not fully implement the Proposal.

Moreover, the compensation ratio suggested by the Proposal is akin to the pay ratio disclosure that the Company will be required to provide upon the adoption of final rules in accordance with Section 953(b) of the Dodd-Frank Act. Section 953(b) of the Dodd-Frank Act requires that the Commission issue rules that require issuers to disclose (A) the median of the annual total compensation of all employees of the issuer, except the chief executive officer (or any equivalent position) of the issuer; (B) the annual total compensation of the chief executive officer (or any equivalent position) of the issuer; and (C) the ratio of the amount described in subparagraph (A) to the amount described in subparagraph (B). The legislative history of that section indicates that the provision was intended to focus attention on the widening gap between executive and non-executive pay levels, which is also the obvious intention of the Proponents. On September 18, 2013, the Commission proposed rules to implement Section 953(b) of the Dodd-Frank Act. *Release Nos. 33-9452*; *34-70443*; *File No. S7-07-13* (Sept. 18, 2013) ("**Pay Ratio Disclosure Rules**"). The complexity of the effort to fashion rules for such disclosure are reflected in the Commission's release. The record shows that the amount of work required to produce the disclosure is not trivial, and the public record reflects clearly that many large and complex issuers like the Company have taken substantial steps toward preparing to produce the disclosure when required. While we recognize that the Proposal differs from the requirements of Section 953(b) in certain details, one way to interpret the Proposal is to conclude that it essentially mirrors the analysis to be required by Section 953(b). Assuming that interpretation of the Proposal, a shareholder vote to request that the Company prepare a report that would include the comparative data the Proposal requests would involve substantially duplicative efforts to those to be undertaken by the Company pursuant to Section 953(b), in contravention of the policy underlying Rule 14a-8(i)(10).

Accordingly, in light of the information the Company will provide in the CD&A of its 2015 Proxy Materials as well as what it will be providing pursuant to the Pay Ratio Disclosure Rules, the Company has substantially implemented the essential objectives of the Proposal and the Proposal may be properly excluded pursuant to Rule 14a-8(i)(10).



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D. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because it Deals with a Matter Relating to the Company's Ordinary Business Operations (Compensation of Employees Generally)

Rule 14a-8(i)(7) provides that a shareholder proposal may be omitted from a proxy statement "[i]f the proposal deals with a matter relating to the company's ordinary business operations." When adopting amendments to Rule 14a-8 in 1998, the Commission explained that the policy underlying the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *The 1998 Release*. The 1998 Release goes on to describe the two "central considerations" for the ordinary business exclusion. The first was that certain tasks were "so fundamental to management's ability to run a company on a day-to-day basis" that they could not be subject to direct stockholder oversight. The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment." The Commission indicates that this second consideration "may come into play in a number of circumstances, such as where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies."

Consistent with this administrative history, in *Staff Legal Bulletin No. 14A* (July 12, 2002) ("**SLB 14A**"), the Staff explained that since 1992 it has applied a bright-line analysis when considering the excludability under Rule 14a-8(i)(7) of stockholder proposals concerning equity or cash compensation matters. Under the Staff's analysis, proposals that relate to general employee compensation matters may be excluded under Rule 14a-8(i)(7), while those proposals that concern only senior executive officer and director compensation matters may not be excluded under this Rule. The Staff's distinction between general compensation matters and senior executive officer and director compensation matters is based on its view that senior executive and director compensation matters involve "significant social policy issues" that transcend day-to-day business matters and are appropriate for a stockholder vote. *See, SLB 14A*.

In our case, the Proposal could reasonably be read to be seeking a shareholder vote on the appropriateness of wage levels for non-executive employees. The first two paragraphs of the Supporting Statement concern the effect on the US economy of stagnating workers' wages, and a fair reading of the Proposal in its entirety suggests that the Proponents' concern is with that issue, and not with the issue of executive pay. As noted above, the Proposal implies a link between executive pay policy and the level of non-executive wages that does not exist. We know of no data suggesting a negative correlation between the level of executive pay and the level of non-executive pay at the Company or among companies generally. In sum, non-executive pay, and not executive pay, appears to be the real focus of the Proposal, and the relationship between levels of executive



and non-executive pay are not linked in any meaningful way. The Company could, of course, address any divergence in trends in pay levels exclusively by raising the wages of the lowest-paid employees without making any changes to the structure or amounts paid to top senior executives. We respectfully submit that the "significant social policy issue" rule should not shield every Rule 14a-8 proposal that cites executive pay as a cause of a perceived social ill. To the extent that the Proposal seeks a shareholder vote related to the wage levels of non-executive workers, the Proposal is excludible.

Moreover, the Staff has in the past concurred in the exclusion of proposals that seek to regulate executive compensation but also affect the compensation of a broader group of employees. In *Microsoft Corp. SEC No-Action Letter* (Sept. 17, 2013), for example, the Staff permitted exclusion of a proposal where the proponent requested that the board of directors and/or compensation committee limit the average individual total compensation of senior management, executives and "all other employees the board is charged with determining compensation for" to one hundred times the average individual total compensation paid to the remaining full-time, non-contract employees of the company. Similarly, in *Raytheon Co. SEC No-Action Letter* (Mar. 11, 1998), the Staff permitted Raytheon Company to exclude a proposal urging the company's board of directors to: (1) address the issue of "runaway remuneration of CEOs and the widening gap between highest paid and lowest paid" employees; and (2) publish in its proxy materials the ratio between the total compensation paid to Raytheon's CEO and the total compensation paid to the company's lowest-paid U.S. worker; finding that the proposal related to the company's ordinary business operations. *See, e.g., Ford Motor Co. SEC No-Action Letter* (Feb. 5, 2013) (the Staff allowed the exclusion of a proposal requesting the company to adopt a policy for the distribution of the funds designated and assigned to pay for stock options, bonuses, and profit sharing to the company's employees); *Johnson Controls, Inc. SEC No-Action Letter* (Oct. 16, 2012) (the proposal requested the managing officers of the company to repay a portion of their compensation into a bonus pool that would be redistributed to other employees of the company); *Delta Air Lines, Inc. SEC No-Action Letter* (Mar. 27, 2012) (the proposal requested the board of directors to initiate a program that prohibited cash or equity payments for management or executive officers unless there was an appropriate process to fund the retirement accounts of Delta pilots).

Accordingly, since the Proposal is not limited to executive compensation but rather addresses the compensation of the Company's general workforce, the Company believes that the Proposal is excludable under Rule 14a-8(i)(7) as concerning its ordinary business operations.

E. The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite so as to Be Inherently Misleading

Rule 14a-8(i)(3) provides that if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, it may be omitted. Rule 14a-9, in turn,



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prohibits materially false or misleading statements in proxy materials. We believe that the Proposal is excludable under Rule 14a-8(i)(3) for the various reasons set forth below.

1. Vague and Indefinite Statements and Omissions. The Proposal is so vague and indefinite in two separate respects so as to be misleading within the meaning of Rule 14a-9. The Staff has interpreted Rule 14a-8(i)(3) to mean that vague and indefinite shareholder proposals may be excluded because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (Sept. 15, 2004). A proposal is sufficiently vague and indefinite to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991).

a. Vagueness of Resolution. As noted preliminarily above, the resolution in the Proposal simply requests a report concerning the Company's executive compensation policies. A report complete in all material respects concerning those policies could be submitted to the shareholders without addressing the Company's pay policies for its other employees. The Proponents' suggestion, rather than request, that the report include the comparison and analysis described in the Proposal suggests that the Proponents recognize that other approaches to describing and analyzing the Company's executive compensation policies might be as informative as the Proponents' suggestion. It is easy to envision that the Company's implementation of the Proposal as drafted would be significantly different from the actions envisioned by the shareholders voting on the proposal. For example, one interpretation of the Proposal could be that the Company would satisfy the Proposal by issuing a report that simply reissued the CD&As from the relevant past years.

b. Material Undefined Terms. The Staff consistently has permitted the exclusion of shareholder proposals relating to executive compensation matters when such proposals have failed to define certain terms necessary to implement them. For example, in *Boeing Co. SEC No-Action Letter* (Recon.) (Mar. 2, 2011), the Staff permitted the exclusion of a proposal that requested that Boeing negotiate with its senior executives to "relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible." The Staff agreed that Boeing could exclude the proposal under Rule 14a-8(i)(3), noting "in particular [Boeing's] view that the proposal does not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See, e.g., General Motors Corp. SEC No-Action Letter* (Mar. 26, 2009) (concurring with the exclusion under Rule 14a-8(i)(3) of a proposal to "eliminate all incentives for the CEOS [*sic*] and the Board of Directors" that did not define "incentives"); *Verizon Communications Inc.* (Feb. 21, 2008) (proposal prohibiting certain compensation



unless Verizon's returns to shareholders exceeded those of its undefined "Industry Peer Group" was excludable under Rule 14a-8(i)(3)).

As identified below, several of the Proposal's key terms are so inherently vague and indefinite that neither shareholders nor the Company would be able to determine with any reasonable certainty what actions or measures the Proposal requires. As a result, the Company and shareholders may reasonably come to conflicting interpretations as to the specific actions required by the Proposal.

- **"Top Senior Executives"** – The Proposal is vague with respect to its subject matter because it asks the Company to prepare a report that includes the "total compensation package of the top senior executives" and without more, it is not clear whom the Company should consider a "top senior executive." For instance, would the report only apply to named executive officers of the Company in accordance with Regulation S-K, Item 402(a)(3) (17 C.F.R. § 229.402(a)(3)), or all executive officers or employees that receive more than a certain amount in cash compensation? Alternatively, should the Proposal be limited to employees whose compensation is set by the board, or should other members of senior management, whose compensation is not set by the board, be included as well?

- **"Total Compensation Package"** – In addition, the Proposal refers to the "total compensation package of the top senior executives," but does not provide clarity as to the different elements of compensation to be recognized for this purpose or how such elements should be valued. The Proposal gives no guidance as to how and when to value the various types of incentive awards, welfare benefits, fringe benefits, deferred compensation, and other similar items of income.

- **"Store Employees' Median Wage"**

  - **"Store Employees"** – The Proposal relies on an indefinite population of "store employees" and pay levels among these employees can fluctuate significantly from year to year as a result of any incentives and commissions they earn. For example, should "store employees" for a particular year include anyone employed for at least a day during the year, or only those employees employed on a specific date during the year?

  - **"Median"** – The Proposal does not describe how the Company should determine the "median wage" of its store employees. It appears the Proponents are suggesting a figure similar to the one mandated by Section 953(b) of the Dodd-Frank Act that requires U.S. public companies to disclose: (i) the median of the annual total compensation of all employees of the company, excluding the chief executive officer, (ii) the annual total compensation of the chief executive officer and (iii) the ratio of these two amounts. On September 18, 2013, the Commission proposed the Pay Ratio Disclosure Rules. Prior to that time, there was, and continues to be, extensive discussion and disagreement on the appropriate methodology to calculate the median annual total compensation. As it is, the Commission solicited comments on numerous issues in its proposed Pay Ratio Disclosure Rules that could equally apply to computing the "median wage" of store employees such as whether non-full-time employees may be excluded from the calculation or whether seasonal workers' compensation should be annualized. Since the Proposal does not address these issues, and the Pay Ratio Disclosure Rules have not yet been finalized, the use of the word "median" is impermissibly vague at this time. The Proponents' use of "median wage" is further muddied by the additional reference to "July" in the Proposal. It is unclear whether the "median wages" discussed are to be calculated by (i) extracting from the average estimated annual income of the employees employed in July, (ii) averaging the monthly (or daily) July income of employees out to an annual amount, or (iii) using some other method to tie annual information to "July."

- **"Wage"** – Similar to "total compensation package," the Proposal's use of "wage" is confusing since the Proposal does not clarify whether wage should be limited to fixed cash salary or if it should include incentives, commissions, accrued vacation, healthcare or other benefits. If these benefits are supposed to be included in the definition of wage, the Proposal does not explain how they should be valued.

2. Other Misleading Statements and Implications.

a. Misleading Pay Comparison. The Supporting Statement is misleading because it includes a comparison of the "total 2013 compensation package for [the Company]'s Chairman and CEO" to "annual compensation for the average Sales Associate of Gap Inc. [*sic*] ranged from $16,625-$22,827." By including this comparison, the Supporting Statement suggests that Sales Associates are the only type of non-executive employees. In reality, Sales Associates reflect only one subset of the Company's numerous types of non-executive employees, many of whom may be more highly compensated than Sales Associates.

Furthermore, the website cited by the Supporting Statement as the source of its data concerning the average national pay of "Sales Associates" at the Company is not reliable because:

- **Self-Reported Data with a Comparatively Small Sample Size** – The website relies on self-reporting and includes a sample of only 36 Sales Associates, which represents significantly less than 1% of the Company's retail workforce.



ORRICK

- **National Scope is Unclear** – While the compensation ranges purport to represent a national average, there is no indication of the location of the survey participants. The website even acknowledges in its "National Data" column that "[p]ay can vary greatly by location."

- **Multiple Job Categories Listed** – The website provides annual compensation ranges for several categories of Company employees including: Sales Associates, Retail Store Assistant Managers, Retail General Managers and Inventory Planners. It is unclear why among those, the Proponents selected the Sales Associate category alone, other than the fact that the average total compensation at the 90th percentile was the lowest among the four categories.

- **Different Time Periods** – The Supporting Statement attempts to compare the total 2013 compensation package of the Company's Chief Executive Officer to the average national pay of Sales Associates, which is reported as of December 7, 2014.

b. Misleading Implication Concerning the Cause of Stagnant Worker Wages. The Supporting Statement recites certain views about the impact of stagnant worker wages on the US economy, discusses certain comparisons of executive to non-executive pay levels, and then requests that the Company prepare a report on its executive compensation policies. The clear implication is that the Company's executive pay policies are a cause of stagnant worker wages – *i.e.*, that if the Company were to study and then modify its executive pay policies, the issue of stagnant worker wages in the United States could be solved. The Proposal thus clearly implies a link between the compensation levels of executives and other employees that does not exist. The pay levels of executives and other employees is determined primarily by the different factors affecting the different labor markets for executive and non-executive employees.[2]

Accordingly, for the reasons set forth above, the Proposal should be excludable in its entirety under Rule 14a-8(i)(3).

---

[2] Indeed, prominent critics of US pay practices have bemoaned the lack of any such interconnectedness, and have criticized currently near-universal pay policies for executives that rely exclusively on peer group benchmarking. *See, e.g.*, Charles M. Elson & Craig K. Ferrere, *Executive Superstars, Peer Groups, and Overcompensation: Cause, Effect, and Solution*, 38 J. CORP. L. 487 (2013). Our point is not to address the merits of those arguments, but rather to highlight that by implying that there is a relationship between executive and non-executive pay levels, the Proposal is misleading. Many researchers have tried to identify the causes of stagnant worker wages, but we know of no basis to suggest that executive pay practices are the cause



ORRICK

III. CONCLUSION

By copy of this letter, the Proponents are being notified that for the reasons set forth herein the Company intends to omit the Proposal and Supporting Statement from its 2015 Proxy Materials. We request that the Staff confirm that it will not recommend any enforcement action if the Company omits the Proposal and Supporting Statement from its 2015 Proxy Materials.

If we can be of assistance in this matter, please do not hesitate to contact me at (415) 773-5918.

Very truly yours,

Brett Cooper

Brett Cooper

Enclosures

cc: Sr. Kathleen Kreie, OSF, Sisters of St. Francis of Assisi
3221 S. Lake Dr.
Milwaukee WI 53235
414-412-2983
kathykreie@hotmail.com

Michelle Banks, The Gap, Inc.

Exhibit A

Cover Letter, Supporting Statement and Proposal

See Attached.

CORPORATE RESPONSIBILITY OFFICE

Sisters of St. Francis of Assisi

3221 S. Lake Dr.
Milwaukee WI 53235
414-412-2983
kathykreie@hotmail.com

December 8, 2014

Corporate Secretary
Office of the Corporate Secretary and/or General Counsel
Gap Inc
Two Folsom Street
San Francisco, CA 94105

To Whom It May Concern:

The Sisters of St. Francis of Assisi is part of the Franciscan Family, a Catholic religious congregation. Because of our evangelical calling from Jesus Christ and St. Francis of Assisi, we are concerned about the almost-daily reports indicating issues and concerns around the seemingly ever-increasing disparity of wealth and income in the United States. Hence the enclosed resolution which, in the interest of not singling out Gap Inc., will be going to its retail peers as well by other members of the Interfaith Center on Corporate Responsibility.

The Sisters of St. Francis of Assisi has owned at least $2,000 worth of Gap Inc. common stock for over one year and will be holding this through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership of this stock from our Custodian under separate cover, dated December 8, 2014.

I am authorized, as Corporate Responsibility Agent of the Sisters, to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of Gap Inc.
shareholders. I do this in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

Hopefully we can have a constructive conversation on this issue and share ideas on how to lessen the gap between those in the highest income brackets and those workers whose wages are unable to ensure them of a living wage. We look forward to this and hope it will lead to us withdrawing the attached resolution.

Sincerely yours,



Sr. Kathleen Kreie, OSF
Corporate Responsibility Agent

GAP INC.

WHEREAS an October 2014 Center for American Progress study described a direct connection between the decline of revenue for major retailers and the stagnation of workers' wages, stating: "The simple fact of the matter is that when households do not have money, retailers do not have customers" (http://www.americanprogress.org/issues/economy/report/2014/10/13/98040/retailer-revelations/).

Retail spending—everything from clothing to groceries to eating out (from fine dining to fast food)—has broad implications for the entire economy. It accounts for a large fraction of consumer spending, which constitutes 70% of the U.S. gross domestic product (GDP). The Report above provides new evidence that middle-class weakness and stagnant wage growth are undermining the economy and that 1) 88% of the top 100 U.S. retailers cite weak consumer spending as a risk factor to their stock price; 2) 68 % of the top 100 U.S. retailers cite falling or flat incomes as risks; 3) Wall Street economists point to the risk low wages pose to the economy because they drive low demand and higher unemployment; and 4) that "trickle-down economics" (economic growth comes from monies redistributed to the rich who will create jobs for everyone) has not worked, despite wealth and income increasing for the highest sectors of our economy.

In its recent 10-K submission to the U.S. Securities and Exchange Commission Gap Inc. presciently indicated its awareness that people's inability to purchase our products was impacted by their lack of disposable income to do so: "Consumer purchases of discretionary items, including our merchandise, generally decline during periods when disposable income is adversely affected or there is economic uncertainty"
https://www.sec.gov/Archives/edgar/data/39911/000119312514134800/d704265ddefa14a.htm.

A September, 2014 Harvard Business School study showed the pay gap between U.S.-based corporations' CEOs and their companies' workers was 350 times that of their average (not lowest paid) worker. In the United States the average annual CEO compensation is $12,259 million (the next closest country's CEO's in Switzerland make $7,435 million
http://blogs.hbr.org/2014/09/ceos-get-paid-too-much-according-to-pretty-much-everyone-in-the-world/

Total compensation in 2013 for Gap Inc. Chairman and CEO Glenn Murphy was $18,726,912
https://www.sec.gov/Archives/edgar/data/39911/000119312514134797/d612222ddef14a.htm#toc612222_10
At the same time the annual compensation for the average Sales Associate of Gap Inc. ranged from $16,625-$22,827 http://www.payscale.com/research/US/Employer=The_Gap_Inc./Salary . This represents a wage gap at the Gap of 820.

RESOLVED: shareholders request Gap Inc. Board's Compensation Committee initiate a review of our company's executive compensation policies and make available upon request a summary report of that review by October 1, 2015 (omitting confidential information and processed at a reasonable cost). We suggest the report include: 1) A comparison of the total compensation package of the top senior executives and our store employees' median wage in the United States in July 2005, 2010 and 2015; and 2) an analysis of changes in the relative size of the gap along with an analysis and rationale justifying any trends evidenced.

Exhibit B

Deficiency Notice

See Attached.



ORRICK, HERRINGTON & SUTCLIFFE LLP
THE ORRICK BUILDING
405 HOWARD STREET
SAN FRANCISCO, CALIFORNIA 94105-2669

tel +1-415-773-5700
fax +1-415-773-5759

WWW.ORRICK.COM

December 22, 2014

Brett Cooper
(415) 773-5918
bcooper@orrick.com

VIA OVERNIGHT DELIVERY AND EMAIL

Sr. Kathleen Kreie, OSF
Corporate Responsibility Agent
Sisters of St. Francis of Assisi
3221 S. Lake Dr.
Milwaukee, WI 53235

Re: Shareholder Proposal Request

Dear Sr. Kreie:

I am writing on behalf of our client, The Gap, Inc. (the "Company") in connection with your letter to the Company dated December 8, 2014 (the "Letter"). The Letter requests that the Company include a shareholder proposal (the "Proposal"), as set forth in an attachment with the Letter, in its proxy statement to be circulated to the Company's shareholders in connection with the Company's next annual meeting of the shareholders. While the Letter suggests that the Sisters of St. Francis of Assisi ("SSFA") beneficially owns at least $2,000 shares of the Company's common stock (the "Securities"), has owned the Securities for over one year and will continue to hold the Securities until the Company's next annual meeting, the Company has not received any verification from the record holder of the Securities of SSFA's continuous beneficial ownership interest of the Securities for the one year prior to the Letter.

In accordance with Rule 14a-8(f), I hereby request on behalf of the Company that you submit a written statement from the record holder of SSFA's Securities verifying that SSFA continuously held the Securities for at least one year prior to and including the date of the Letter (December 8, 2014). Such verification documentation must be postmarked or transmitted electronically no later than 14 days from the date you receive this letter and should be submitted to us at the following address:

The Gap, Inc.
Attn: Michelle Banks, General Counsel and Corporate Secretary
Two Folsom Street
San Francisco, CA 94105



ORRICK

with a copy to:

Brett Cooper
Orrick, Herrington & Sutcliffe LLP
405 Howard Street
San Francisco, CA 94105
fax: (415)773-5759

For your convenience, a copy of Rule 14a-8(b) is enclosed with this letter as Exhibit A. If within the required 14-calendar-day period you do not furnish to the Company the written statement regarding continuous ownership required pursuant to Rule 14a-8(b)(2)(i) from the record owner of the Securities SSFA beneficially owns, we believe the Company will be entitled to omit the Proposal from its proxy statement for its next annual meeting. Please feel free to contact me at (415) 773-5918 with any further inquiries concerning this request.

Very truly yours,

Brett Cooper

cc: Paul Adams
David Jedrzejek

Exhibit A

Rule 14a-8(b)

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

***

Exhibit C

Cover Email and Deficiency Reply

See Attached.

Paul Adams

From:	kathy kreie <kathykreie@hotmail com>
Sent:	Friday, January 09, 2015 1.35 PM
To:	Paul Adams
Subject:	FW: Proof of ownership GAP
Attachments:	Document_0249 pdf

Hi Paul,

I am sending the document from Wells Fargo which they said they sent on December 19. Please check to see if you have it. You should have received it by now. Let me know if they have to resend. Also I will call you on Monday about setting up another call.

Thanks,

Sr. Kathy

From: kkreie@lakeosfs.org
To: kathykreie@hotmail.com
Subject: fw: Proof of ownership GAP
Date: Fri, 9 Jan 2015 15:30:59 -0600

From: pam.brothen@wellsfargoadvisors.com
Sent: Friday, December 19, 2014 4:34 PM
To: kkreie@lakeosfs.org
Cc: jfelden@lakeosfs.org, dawn.benzinger@wellsfargoadvisors.com
Subject: Proof of ownership GAP

Dawn Benzinger asked that I forward this to you She had to leave before John got back to the office Any questions please contact John or Dawn. Thank you

Pam Brothen
PCG Senior Client Associate
Wells Fargo Advisors
600 52nd Street Ste 100
Kenosha, WI 53140-3423
ph (262) 657-2546
(800) 522-7422
fax (262) 657-2557
pam brothen@wfadvisors.com

• An individual Wells Fargo Advisors financial advisor Reply to one of his/her e-mails and type "Unsubscribe" in the subject line
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Neither of these actions will affect delivery of important service messages regarding your accounts that we may need to send you or preferences you may have previously set for other e-mail services

For additional information regarding our electronic communication policies, visit http //wellsfargoadvisors com/disclosures/email-disclosure html

Wells Fargo Advisors, LLC is a separate nonbank affiliate of Wells Fargo & Company, Member FINRA/SIPC 1 North Jefferson, St Louis, MO 63103



Wells Fargo Advisors, LLC
600 52nd Street, Suite 100
Kenosha , WI 53140-3423
Office: 262-658-4891
Fax: 262-657-2557
Toll Free: 800-522-7422

December 19, 2014

Corporate Secretary
GAP Inc
Two Folsom St
San Francisco CA 94105

Dear Corporate Secretary:

Re: Proof of Ownership

This is to inform you that the Sisters of St Francis of Assisi have continuously held for one year 1,013 shares of GAP Inc common stock since December 19, 2014. We have been told by their representative to maintain this holding through the next annual meeting.

Thank you.

Very truly yours,



John Fitzpatrick
Managing Director – Investments

Cc: Joann Felden, Sisters of St Francis of Assisi

"This report is not the official record of your account. However, it has been prepared to assist you with your investment planning and is for informational purposes only. Your Wells Fargo Advisors Client Statement is the official record of your account. Therefore if there are any discrepancies between this report and your Client Statement, you should rely on the Client Statement and call your local Branch Manager with any questions. Transactions requiring tax consideration should be reviewed carefully with your accountant or tax advisor."

Together we'll go far



<u>Exhibit D</u>

Request for Tracking Information

See Attached.

Paul Adams

From: Paul Adams
Sent: Friday, January 09, 2015 2:02 PM
To: 'kathy kreie'
Subject: RE: Proof of ownership GAP

Hi Kathy –

Thanks for your message and for the attached We have no record of receipt of this document Can you please provide a tracking number or proof of mailing?

I'm in the office on Monday, so look forward to talking more. Please let me know if would like to schedule a specific time.

Regards,
Paul

From: kathy kreie [mailto:kathykreie@hotmail.com]
Sent: Friday, January 09, 2015 1:35 PM
To: Paul Adams
Subject: FW: Proof of ownership GAP

Hi Paul,

I am sending the document from Wells Fargo which they said they sent on December 19 Please check to see if you have it. You should have received it by now. Let me know if they have to resend. Also I will call you on Monday about setting up another call.

Thanks,

Sr. Kathy

From: kkreie@lakeosfs.org
To: kathykreie@hotmail.com
Subject: fw: Proof of ownership GAP
Date: Fri, 9 Jan 2015 15:30:59 -0600

From: pam.brothen@wellsfargoadvisors.com
Sent: Friday, December 19, 2014 4:34 PM
To: kkreie@lakeosfs.org
Cc: jfelden@lakeosfs.org, dawn.benzinger@wellsfargoadvisors.com
Subject: Proof of ownership GAP

Dawn Benzinger asked that I forward this to you She had to leave before John got back to the office. Any questions please contact John or Dawn Thank you

Pam Brothen
PCG Senior Client Associate
Wells Fargo Advisors
600 52nd Street Ste 100
Kenosha, WI 53140-3423
ph (262) 657-2546
(800) 522-7422
fax (262) 657-2557
pam brothen@wfadvisors.com
